EX-99.77E

LEGAL PROCEEDINGS

In 1997, the Securities and Exchange Commission’s (“SEC’s”) Division of Enforcement instituted public administrative and cease-and-desist proceedings (“Proceedings”) against World Money Managers (“WMM”), the then-existing investment adviser to Permanent Portfolio Family of Funds, Inc. (“Fund”), and two then-serving officers and directors of the Fund, Terry Coxon (“Coxon”) and Alan Sergy (“Sergy”) (collectively, “Respondents”). The Fund is not and was not a party to the Proceedings. In an initial decision dated April 1, 1999 (“Initial Decision”), the Administrative Law Judge ruled that the Respondents had committed violations of various provisions of the federal securities laws and imposed various sanctions on the Respondents. The Respondents appealed the Initial Decision to the SEC. In a decision dated August 21, 2003, the SEC dismissed Sergy from the Proceedings due to his failing health and ordered that WMM and Coxon, jointly and severally: (i) disgorge $971,778; (ii) pay prejudgment interest on that amount from September 21, 1993, at half the customary rate; and (iii) cease and desist from violating provisions of the federal securities laws. WMM and Coxon (“Appellants”) filed an appeal in late 2003 with the United States Court of Appeals for the Ninth Circuit. That court declined to stay the SEC’s order during the pendency of the appeal. In addition, the SEC filed a motion in the United States District Court for the Northern District of California (“District Court”) seeking to enforce its order. A hearing on that motion was held on February 22, 2005.

It is uncertain what amount of disgorged funds or prejudgment interest might be paid by the Appellants or when any such payment might be made. It is also not certain what amount, if any, of any disgorged funds or interest might be received by the Fund. The result of the appeal or any action that might be taken by the District Court is uncertain at this time.

Pursuant to the Fund’s Bylaws, the Fund advanced expenses incurred by the Respondents in the Proceedings upon their undertaking to repay the advances, in the event it is ultimately determined that they have committed willful misfeasance, bad faith, gross negligence or reckless disregard of their duties (“Disabling Conduct”). The Fund has neither paid nor advanced any such expenses since the issuance of the Initial Decision, and as of January 31, 2005, had advanced such expenses totalling $1,316,843, including interest, on such advances (“Advanced Expenses”).

In order to provide additional security to the Fund for the repayment of advances made to and on behalf of WMM, the Fund and WMM entered into a security agreement as of February 20, 2003 (“Security Agreement”), whereunder WMM granted to the Fund a security interest in all of its assets to secure the repayments of amounts advanced should it ultimately be determined that WMM or Coxon committed Disabling Conduct and, therefore, are not entitled to be indemnified. In addition to the security interest and as part of the Security Agreement, WMM agreed to make quarterly payments of $25,000 to a custodial account held in the name of WMM for the benefit of the Fund. Six such payments were made. By letter dated September 24, 2004, the Fund notified WMM that WMM was in default of the Security Agreement for failing to provide to the Fund certain required financial information. As a result of such default, amounts held in the custodial account were transferred to a custodial account in the name of the Fund (“Fund’s Custodial Account”). In addition to such amounts and pursuant to the Fund’s security interest, Pacific Heights Asset Management, LLC, the Fund’s investment adviser, was directed by the Fund to deposit in the Fund’s Custodial Account its required monthly payment to WMM of $34,000 pursuant to its asset purchase agreement with WMM. At January 31, 2005, a balance in the Fund’s Custodial Account of $179,834 was available as security to the Fund resulting from such actions.

At a meeting held on January 7, 2005, the Fund’s Board of Directors determined that WMM and Coxon had committed Disabling Conduct. Based on that determination, a demand was subsequently made by the Fund on WMM and Coxon to repay the Advanced Expenses and consequently, the Fund’s Permanent Portfolio, Treasury Bill Portfolio and Aggressive Growth Portfolio recorded as other income $657,477, $591,729 and $65,747, respectively, during the year ended January 31, 2005. Such other income increased the net investment income per share and ratio of net investment income to average net assets in the Fund’s Permanent Portfolio, Treasury Bill Portfolio and Aggressive Growth Portfolio, respectively, by $.07 and .39%, $.76 and 1.11% and $.22 and .28%, respectively, during the year then ended.

The Fund’s Board of Directors has continued, and will continue, to monitor developments relating to the Proceedings and related appeals, and will take such actions as may be appropriate in the circumstances.